Exhibit 3.1
Neurologix, Inc.

Amended and Restated By-Law Amendments

Effective September 19, 2011

Pursuant to a Unanimous Written Consent of the Board of Directors of Neurologix, Inc., adopted on September 13, 2011, the Amended and Restated By-Laws of Neurologix, Inc. (the “By-Laws”) are amended, as of September 19, 2011, as follows:

Section 2.3 of the By-Laws is amended by replacing the word “President” each time it appears therein with the words “Chief Executive Officer”.

Section 3.3 of the By-Laws is amended by replacing the word “President” each time it appears therein with the words “Chief Executive Officer”.

Section 4.4 of the By-Laws is amended by replacing the word “President” with the words “Chief Executive Officer”.

Section 7.1 of the By-Laws is amended by adding the phrase “Chief Executive Officer,” immediately prior to the word “President” in the first sentence of such Section, and by replacing the word “President” with the words “Chief Executive Officer” in the last sentence of such Section.

Section 7.7 of the By-Laws is amended by deleting the entirety of such Section and replacing it with the following:

“Section 7.7(a).  Chief Executive Officer.  The Chief Executive Officer shall be the chief executive officer of the Corporation.  He or she shall have, subject to the general direction of the Board of Directors, general overall authority and responsibility for the day-to-day management of the affairs and business of the Corporation, and in the event of disability or absence of the Chairman of the Board, perform the duties of the Chairman of the Board, including presiding at meetings of stockholders and directors.  He or she shall from time to time report to the Board of Directors, and shall also have such other duties, powers and authority that are commensurate with the position of Chief Executive Officer as reasonably delegated to him or her from time to time by the Board of Directors.  The Chief Executive Officer shall be authorized to delegate to the President and the other officers such of his or her powers and such of his or her duties as he or she may deem to be advisable.

Section 7.7(b).  President.  The President shall perform such duties as may be assigned to him or her from time to time by the Chief Executive Officer.  In case of the absence or disability of the Chief Executive Officer the duties of the office shall, if the Board of Directors or the Chief Executive Officer has so authorized, be performed by the President.”

Section 7.8 of the By-Laws is amended by replacing the word “President” in the first sentence thereof with the words “Chief Executive Officer” and by deleting in its entirety the second sentence of such Section.

Section 7.9 of the By-Laws is amended by adding the phrase “Chief Executive Officer, the” immediately prior to the word “President” in the last sentence of such Section.

Section 7.10 of the By-Laws is amended by adding the phrase “the Chief Executive Officer, the” immediately prior to the word “President” in the last sentence of such Section.

Section 8.1 of the By-Laws is amended by adding the phrase “Chief Executive Officer, the” immediately prior to the word “President” in the third sentence of such Section, and by adding the phrase “Chief Executive Officer,” immediately prior to the word “President” in the proviso of the third sentence of such Section.

The foregoing amendments will be filed with the corporate records of Neurologix, Inc. upon effectiveness.